Exhibit 99.124

CANNTRUST™ REPORTS RECORD REVENUE FOR Q3 2018 AND IS TAKING STEPS TO LIST ON THE NEW YORK STOCK EXCHANGE

Vaughan, ON / November 14, 2018 – CannTrust Holdings Inc. (“CannTrust” or the “Company” | TSX: TRST), a licensed producer of medical and recreational cannabis under the Cannabis Act and its regulations, today announced financial and operating results for the three and nine months ending September 30, 2018. All amounts expressed are in Canadian dollars.

Revenue for the three and nine month periods ended September 30, 2018 was $12,588,727 and $29,478,813 respectively, compared to $6,140,224 and $13,714,847 in the comparable 2017 periods. Net Income for the three and nine month periods ended September 30, 2018 was $421,240 and $11,968,255 respectively, compared to a net income of $655,309 and $632,269 in the comparable 2017 periods. Earnings per share for the three and nine month periods ended September 30, 2018 was $Nil and $0.12 respectively, compared to earnings per share of $0.01 and $0.01 in the comparable 2017 periods.

2018 Third Quarter Highlights

•	Record revenues of $12.6M in Q3 2018, a 105% increase from the comparable prior year period
•	Operations for the quarter resulted in positive EBITDA and positive net income
•	Active patients increased to more than 50,000, a 61% increase from the comparable prior year period
•	Entered into supply agreements with 9 Canadian provinces to supply recreational cannabis across Canada
•	Launched a fourth recreational brand: Peak Leaf
•	Made our first shipment of cannabis oil to Denmark – the only cannabis oil accepted in Denmark
•	Partnered with Australia’s Gold Coast University Hospital on a six-month study designed to evaluate the efficacy of CannTrust CBD capsules in slowing the progression of Amyotrophic Lateral Sclerosis (ALS) progression
•	Partnered with McMaster University on medicinal cannabis research for chronic pain and for designing more effective, safer treatment protocols in public health policies

Developments subsequent to the Quarter

•	Invested in National Access Cannabis Corp (“NAC”), a Canadian cannabis retailer
•	Entered into an exclusive partnership agreement with Kindred Partners Inc., a wholly-owned Canadian subsidiary of Breakthru Beverage Group, the largest Canadian beverage alcohol broker, to provide sales support for recreational products and to subscribe for 902,405 common shares for gross proceeds of $9.2M
•	Expanded our global reach by entering into a strategic partnership with Australian licensed producer, Cannatrek Ltd (“Cannatrek”), with plans in place for construction of a 1.7 million square-foot greenhouse facility
•	Acquired a 19.4 acre property adjacent to our Niagara Greenhouse Facility which allows us to expand production capacity
•	Strengthened our Management Team and Board of Directors

2018 Third Quarter Financial Summary

	Three Months ended		Nine Months ended
	September 30		September 30
CAD$ (except grams sold)	2018	2017	2018	2017

Canadian Medical
Dried Cannabis	$3,484,406	$2,341,838	$8,441,338	$6,336,292
Extracts	6,220,483	3,673,859	15,987,840	7,110,789
Other	321,176	124,527	1,197,846	267,766

Wholesale
Dried Cannabis	1,404,567	-	2,619,662	-
Extracts	301,825	-	375,857	-
Other	856,270	-	856,270	-
Total Revenue	12,588,727	6,140,224	29,478,813	13,714,847

Gross Profit	12,540,631	5,356,806	44,775,622	12,944,494
Adjusted EBITDA(1)	557,983	1,936,232	1,171,455	3,527,395
Net Income and Comprehensive Income	421,240	655,309	11,968,255	632,269
Earnings per share - basic	0.00	0.01	0.12	0.01
Earnings per share - diluted	0.00	0.01	0.12	0.01

Canadian Medical
Dried Cannabis sold (grams)	397,925	281,005	1,013,725	730,670
Average revenue per gram	8.77	8.10	8.37	8.38
Total dried Cannabis equivalent sold from extracts (grams)	699,389	386,230	1,864,132	744,880
Average revenue per gram of Cannabis equivalent from extract sales	8.89	9.27	8.57	9.42

Wholesale (2)
Dried Cannabis sold (grams)	266,616	-	530,956	-
Average revenue per gram	6.40	-	6.26	-
Total average net selling price per gram	8.37	9.02	8.05	9.11

Notes:

(1) Non-IFRS Measures

(2) Wholesale revenue includes goods and services sold to international markets, the Canadian recreational market and to third party Licensed Producers.

A comprehensive discussion of CannTrust’s financial condition and results of operations are provided in the Company’s Management Discussion & Analysis and Condensed Interim Consolidated Financial Statements filed with SEDAR and can be found on www.sedar.com.

Management Overview

“We are extremely pleased with our Q3 results that are a testament to the success of this Company and the incredible progress that we have made in such a short period of time. With the opening of the recreational market and the numerous opportunities that our Company is positioned to capitalize on, this is only the beginning,” said Eric Paul, Chairman of the Board. “The appointment of Peter Aceto as CEO, a globally recognized and seasoned professional, will be the perfect compliment to our leadership team and will lead our Company into the next phase of our rapid growth.”

“Our Q3 results attest to the great work Eric and the Company have done and I look forward to building on this platform. The legalization of the adult consumer recreational market is only the beginning of many new and exciting opportunities for the Company. We look forward to boldly executing on our vision for CannTrust both at home and abroad,” said Peter Aceto, CannTrust’s newly appointed CEO.

U.S. Listing

The Company is taking steps to list its common shares on the New York Stock Exchange (“NYSE”). Any such listing remains subject to the approval of the NYSE and the satisfaction of all applicable listing and regulatory requirements.

Peter Aceto added, “CannTrust has firmly established itself as one of the top licensed producers in Canada with a global platform rooted in science and innovation. A U.S. listing is a natural step forward in our evolution as we look to broaden our investor base and expand our business on an international scale.”

About CannTrust

CannTrust - a front-runner in the cannabis industry, a federally regulated licensed producer and proudly a Canadian company - is leading the Canadian and global market in producing standardized cannabis products. Started as Canada's only pharmacist-founded medical cannabis producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 600,000 sq. ft. greenhouse expansion has begun and is fully funded. The industry's broadest product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing Centre of Excellence in Vaughan, Ontario.

CannTrust is ready for Cannabis 2.0, and is currently developing new products for future verticals that span the medical, recreational, beauty, wellness and pet markets. CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Its product development teams along with its exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. CannTrust supports ongoing patient education about medical cannabis and has a compassionate use program to support patients with financial needs.

Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity, expectations for future legalization in Canada of edible cannabis products, the completion of any capital project or expansions and the Company’s desire and intention to list its common shares on the NYSE. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

For further information: CannTrust Holdings Inc., Naveen Islam, Investor@canntrust.ca, www.canntrust.ca/investor-relations, 1-833-688-TRST (8778)

RELATED LINKS

www.canntrust.ca